AKEBIA THERAPEUTICS, INC.

245 First Street

Cambridge, Massachusetts 02142

October 29, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale, Erin Jaskot

Re:	Akebia Therapeutics, Inc.
Registration Statement on Form S-4 (File No. 333-227622) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-227622) (as amended, the “Registration Statement”) of Akebia Therapeutics, Inc. (the “Company”), so that such Registration Statement will be declared effective as of 4:00 p.m. Washington, D.C. time on October 30, 2018, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Daniel Rees of Latham & Watkins LLP at (714) 755-2244.

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Very truly yours,

AKEBIA THERAPEUTICS, INC.

By:	/s/ Nicole R. Hadas
	Name:	Nicole R. Hadas
	Title:	Senior Vice President, General Counsel, and Secretary

cc:    Daniel Rees, Latham & Watkins LLP

[Signature page to S-4 Acceleration Request]